Calculation of Filing Fee Tables
Table 1: Transaction Valuation
		Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to be Paid	1	$ 3,199,763.20	0.0001381	$ 441.89
Fees Previously Paid	2	$ 124,800,000.00		$ 17,234.88
	Total Transaction Valuation:	$ 127,999,763.20
	Total Fees Due for Filing:			$ 17,676.77
	Total Fees Previously Paid:			$ 17,234.88
	Total Fee Offsets:			$ 0.00
	Net Fee Due:			$ 441.89
Offering Note
[1]	The transaction valuation is estimated only for purposes of calculating the filing fee.

[2]	An aggregate fee of $17,234.88 was paid with the filing of the Schedule TO-I by the Company (File No. 005-90312) on May 26, 2026.

Table 2: Fee Offset Claims and Sources	☑Not Applicable
	Registrant or Filer Name	Form or Filing Type	File Number	Initial Filing Date	Filing Date	Fee Offset Claimed	Fee Paid with Fee Offset Source
Fee Offset Claims
Fee Offset Sources